UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in its Charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Alcaldía Miguel Hidalgo

11529, Mexico City

Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-259910).

We have prepared this report to provide our investors with disclosure and preliminary financial information regarding recent developments in our business and results of operations as of and for the year ended December 31, 2023.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2022 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 (our “2022 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	information about our expected commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate, including statements regarding currency and inflation;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Part III Risk Factors” in our 2022 Form 20-F, include the impact of the COVID-19 pandemic, economic and political conditions and government policies, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

América Móvil, S.A.B. de C.V. (“América Móvil,” “we,” “us,” “our” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We provide telecommunications services in 23 countries or territories, including in Chile through our joint venture. We are the leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 14 other countries in the Americas and seven countries in Central and Eastern Europe. As of December 31, 2023, we had 310.1 million wireless voice and data subscriptions and 73.7 million fixed RGUs.

Our customers generate revenue for us by purchasing one or more of our services. Our management has identified RGUs as a key performance indicator that helps measure the performance of our operations because it allows us to assess our performance on a per-service basis. We refer to each service that a customer purchases as an RGU. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed-service customer can have multiple RGUs, depending on the services we provide in its respective country. The table below includes the number of our wireless subscriptions and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina);

•	Southern Cone (Uruguay and Paraguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	the Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	As of December 31,
	2022(1)	2023(1)
	(in thousands)
Wireless Subscriptions:
Mexico	82,851	83,834
Brazil	83,260	86,951
Colombia	37,550	39,240
Southern Cone (Argentina)	23,875	24,928
Southern Cone (Paraguay and Uruguay)	3,040	3,115
Andean Region	21,365	21,936
Central America	16,673	17,266
Caribbean	7,345	7,592
Europe	23,897	25,245

Total Wireless Subscriptions	299,856	310,106

Fixed RGUs:
Mexico	20,824	21,171
Brazil	24,136	23,089
Colombia	9,248	9,440
Southern Cone (Argentina)	2,546	3,212
Southern Cone (Paraguay and Uruguay)	319	337
Andean Region	2,608	2,473
Central America	4,624	4,923
Caribbean	2,774	2,787
Europe	6,204	6,270

Total Fixed RGUs	73,283	73,702

Total RGUs (Total Wireless Subscriptions and Total Fixed RGUs)	373,139	383,808

(1)	Figures may not add up due to rounding.

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data
	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV

OPERATING AND FINANCIAL REVIEW AS OF DECEMBER 31, 2023 AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

The following is a summary and discussion of our preliminary unaudited condensed consolidated financial information as of December 31, 2023 and for the years ended December 31, 2022 and 2023. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2022 Form 20-F.

Our consolidated financial statements as of and for the year ended December 31, 2023 are not yet complete or available, and the independent audit of those financial statements has not yet been completed. This report includes certain preliminary financial information as of and for the year ended December 31, 2023, but that information is subject to change as we complete our financial closing procedures and prepare our consolidated financial statements for publication, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this report, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2023, or on our internal control over financial reporting as of December 31, 2023. Our audited consolidated financial statements as of and for the year ended December 31, 2023 may differ materially from this preliminary information and will also include notes providing extensive additional disclosures.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables below are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.16.8935 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies due on December 31, 2023, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación) on December 29, 2023.

Condensed Consolidated Financial Information of América Móvil

The following tables set forth our preliminary unaudited consolidated financial information for the years ended December 31, 2022 and 2023.

	For the year ended December 31,
	2022 (1)(2)		2023
	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(preliminary unaudited)
Operating revenues:
Service revenues	Ps.	712,985	Ps.	689,154	U.S.$	40,794
Sales of equipment		131,516		126,859		7,509

	Ps.	844,501	Ps.	816,013	U.S.$	48,303

Operating costs and expenses:
Cost of sales and services		330,532		316,476		18,733
Commercial, administrative and general expenses		179,454		173,001		10,241
Other expenses		5,010		6,966		412
Depreciation and amortization		158,634		151,786		8,985

	Ps.	673,630	Ps.	648,229	U.S.$	38,371

Operating income	Ps.	170,871	Ps.	167,784	U.S.$	9,932

Interest income		4,823		9,628		570
Interest expense		(41,259)		(44,545)		(2,637)
Foreign currency exchange gain, net		20,761		14,654		867
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(19,116)		(26,815)		(1,587)
Equity interest in net result of associated companies		(1,811)		(5,372)		(318)

Profit before income tax		134,269		115,334		6,827
Income tax		46,044		34,544		2,045

Net profit for the year from continuing operations	Ps.	88,225	Ps.	80,790	U.S.$	4,782
Loss after tax for the year from discontinued operations		(6,719)		—		—

Net profit for the year	Ps.	81,506	Ps.	80,790	U.S.$	4,782

Net profit for the year attributable to:
Equity holders of the parent from continuing operations		82,878		76,111		4,505
Equity holders of the parent from discontinued operations		(6,719)		—		—
Non-controlling interests		5,347		4,679		277

	Ps.	81,506	Ps.	80,790	U.S.$	4,782

Other comprehensive income (loss) items:
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods, net of taxes:
Effect of translation of foreign entities from continuing operations	Ps.	(35,115)	Ps.	(41,548)	U.S.$	(2,459)
Effect of translation of foreign entities from discontinued operations	Ps.	5,193	Ps.	-	U.S.$	-

	For the year ended December 31,
	2022 (1)(2)		2023
	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(preliminary unaudited)
Items that will not be reclassified to profit (or loss) in subsequent years (net of taxes):
Re-measurement of defined benefit plan	Ps.	(4,305)	Ps.	(3,770)	U.S.$	(223)
Unrealized loss on equity investments at fair value		(4,707)		(968)		(57)
Revaluation surplus		—		868		51

Total other comprehensive loss items for the year, net of taxes	Ps.	(38,934)	Ps.	(45,418)	U.S.$	(2,688)

Total comprehensive income for the year	Ps.	42,572	Ps.	35,372	U.S.$	2,094

Comprehensive income for the year attributable to:
Equity holders of the parent from continuing operations	Ps.	40,959	Ps.	34,578	U.S.$	2,047
Non-controlling interests		1,613		794		47

	Ps.	42,572	Ps.	35,372	U.S.$	2,094
Comprehensive income for the year:
Net comprehensive income from continuing operations	Ps.	49,291	Ps.	35,372	U.S.$	2,094
Net comprehensive loss from discontinued operations		(6,719)		—		—

	Ps.	42,572	Ps.	35,372	U.S.$	2,094

(1)

On July 1, 2022, we completed the sale of the operations of Claro Panama, S.A. (“Claro Panama”) to Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America Ltd. (“LLA”). As a result of the sale of Claro Panama, in accordance with IFRS 5, the operations of Claro Panama are classified as discontinued operations for all years presented in the consolidated financial information included in this report.

(2)

As a result of the incorporation of Claro Chile SpA (“ClaroVTR”) as a joint venture in 2022, in accordance with IFRS 5, the operations of Claro Chile, S.A. (“Claro Chile”) are classified as discontinued operations for all years presented in the consolidated financial information included in this report and are recognized through the equity method from October 6, 2022.

	As of December 31, 2022		As of December 31, 2023
	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(preliminary unaudited)
Balance Sheet Data
Total current assets	Ps.	361,004	Ps.	340,167	U.S.$	20,136
Total non-current assets		1,257,095		1,224,019		72,455

Total assets	Ps.	1,618,099	Ps.	1,564,186	U.S.$	92,591

Total current liabilities		488,877		524,407		31,043
Long-term debt		408,565		339,713		20,109
Long-term lease debt		101,247		100,794		5,966
Deferred income taxes		30,302		21,269		1,259
Deferred revenues		2,556		2,666		158
Asset retirement obligation		10,800		10,118		599
Employee benefits		137,923		143,516		8,495

Total liabilities		1,180,270		1,142,483		67,629
Equity:
Capital stock		95,365		95,362		5,645
Retained earnings:
Prior year		429,324		469,543		27,794
Profit for the year		76,159		76,111		4,505

Total retained earnings		505,483		545,654		32,299
Other comprehensive loss items		(227,044)		(274,303)		(16,237)

Equity attributable to equity holders of the parent	Ps.	373,804	Ps.	366,713	U.S.$	21,707
Non-controlling interests		64,025		54,990		3,255

Total equity		437,829		421,703		24,962

Total liabilities and equity	Ps.	1,618,099	Ps.	1,564,186	U.S.$	92,591

Condensed Consolidated Results of Operations for the Years Ended December 31, 2022 and 2023

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results of operations, we include a discussion of the change in the different components of our revenues and expenses between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

All comparisons at constant exchange rates in our consolidated figures exclude Argentina. Argentina is subject to the accounting guidelines applicable to hyper-inflationary countries, with all the accounting variables expressed in real terms at constant Argentine pesos. Pursuant to IFRS rules, for consolidation purposes in our consolidated financial statements—with no other economy considered hyper-inflationary—Argentine figures expressed in constant Argentine peso terms at the prevailing prices at the end of a reporting period must be converted into Mexican pesos at the exchange rate observed at the end of such reporting period. Due to hyper-inflationary conditions in Argentina and the magnitude of the Argentine peso’s depreciation, the application of the above-referenced norm generates unusual effects. Accordingly, we exclude Argentina from all consolidated figures cited at constant exchange rates.

On July 1, 2022, we completed the sale of 100% of our interest in Claro Panama, pursuant to the agreement with Cable & Wireless Panama, S.A., an affiliate of LLA, announced on September 15, 2021. The transaction excluded (i) all telecommunication towers owned indirectly by América Móvil in Panama and (ii) the Claro trademarks. The agreed purchase price was U.S.$200 million on a cash/debt free basis. The Company received an adjusted closing consideration of U.S.$116.7 million in cash. As a result, in accordance with IFRS 5, Claro Panama’s operations are classified as discontinued operations for the year ended December 31, 2022 that is presented in the unaudited condensed consolidated financial information included in this report.

On October 6, 2022, LLA and the Company combined their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture called Claro Chile, SpA. In accordance with IFRS 11, this transaction is classified as a joint venture, since both LLA and the Company exercise joint control over ClaroVTR, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, Claro Chile’s operations are classified as discontinued operations for the year ended December 31, 2022 that is presented in the unaudited condensed consolidated financial information included in this report, and, since October 6, 2022, are recognized by applying the equity method.

On December 26, 2023, we entered into a transaction agreement with LLA, ClaroVTR and certain of our and LLA’s affiliates to provide additional capital required by ClaroVTR during the calendar year 2023 and through June 30, 2024, in an aggregate amount not to exceed CLP$972.4 billion. As of December 31, 2023, we had purchased convertible notes from ClaroVTR with an aggregate principal amount of CLP$742.1 billion (including the amounts used for refinancing its bank debt), convertible into shares of ClaroVTR. As of December 31, 2023, we recorded an impairment of Ps.4.7 billion related to our investment in the joint venture.

Operating Revenues

Total operating revenues for 2023 decreased by 3.4%, or Ps.28.5 billion, over 2022. At constant exchange rates, total operating revenues for 2023 increased by 5.1% over 2022. This increase at constant exchange rates principally reflects an increase in mobile service revenues and a favorable trend in fixed services, partially offset by a decrease in fixed voice and Pay TV service revenues.

Service Revenues – Service revenues for 2023 decreased by 3.3%, or Ps.23.8 billion, over 2022. At constant exchange rates, service revenues for 2023 increased by 5.2% over 2022. This increase at constant exchange rates principally reflects increases in revenues from our prepaid and postpaid mobile services, broadband and corporate services networks, which were partially offset by a decrease in revenues from our fixed voice and Pay TV services.

Sales of Equipment – Sales of equipment revenues for 2023 decreased by 3.5%, or Ps.4.7 billion, over 2022. At constant exchange rates, sales of equipment revenues for 2023 increased by 4.7% over 2022. This increase at constant exchange rates principally reflects higher sales of smartphones, data-enabled devices and accessories in Brazil, Mexico, Austria, Colombia and Ecuador, which were partially offset by lower sales in Central America and Peru.

Operating Costs and Expenses

Total operating costs and expenses for 2023 decreased by 3.6%, or Ps.18.6 billion, over 2022. At constant exchange rates, total operating costs and expenses for 2023 increased by 4.8% over 2022. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with electric energy, network maintenance, lease space, IT and logistics.

Cost of Sales and Services – Cost of sales and services decreased by 4.3%, or Ps.14.1 billion, over 2022. At constant exchange rates, cost of sales and services for 2023 increased by 3.9% over 2022. This increase in costs of sales and services at constant exchange rates principally reflects an increase in sales of higher-end smartphones as well as, increased electric energy, corporate network, IT services and network maintenance costs. This increase, which was also due to inflationary pressures, was partially offset by our cost savings program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for 2023 decreased by 3.6%, or Ps.6.5 billion, over 2022. As a percentage of operating revenues, commercial, administrative and general expenses were 21.2% for 2023, the same as 2022. At constant exchange rates, commercial, administrative and general expenses for 2023 increased by 5.1% over 2022. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects the recognition of certain uncollectible accounts, increased expenses for frequency rights-of-use, improvements to customer service centers and advertising.

Other Expenses – Other expenses for 2023 increased by Ps.2.0 billion over 2022, principally due to the write-off of the cost of sales of towers in the Dominican Republic and Peru.

Depreciation and Amortization – Depreciation and amortization for 2023 decreased by 4.3%, or Ps.6.8 billion, over 2022. As a percentage of operating revenues, depreciation and amortization were 18.6% for 2023, a decrease of 0.2% over 2022. At constant exchange rates, depreciation and amortization for 2023 increased by 8.3% over 2022. This increase in depreciation and amortization at constant exchange rates principally reflects higher amortization of rights-of-use for towers owned by Sitios Latam, higher capital expenditures in Brazil, our acquisition of 32.0% of Grupo Oi’s mobile business in Brazil in April 2022 and amortization of 5G license payments.

Operating Income

Operating income for 2023 decreased by 1.8%, or Ps.3.1 billion, over 2022. Operating margin (operating income as a percentage of operating revenues) was 20.6% for 2023, which represented an increase of 0.3% over 2022.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for 2023 decreased by 4.2%, or Ps.1.5 billion, over 2022. This decrease principally reflects a decrease in interest expense on debt due to changes in interest rates in Brazil.

Foreign Currency Exchange Gain, Net – We recorded a net foreign currency exchange gain of Ps.14.7 billion for 2023, compared to our net foreign currency exchange gain of Ps.20.8 billion for 2022. This decrease principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, the euro and the British pound sterling.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net loss of Ps.26.8 billion for 2023 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.19.1 billion for 2022. The change in 2023 principally reflects a loss on hedging instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated.

Income Tax – Our income tax expense in 2023 decreased by 25.0%, or Ps.11.5 billion, over 2022 (excluding income tax for discontinued operations in Panama and Chile). This decrease principally reflects less profit before income tax due to a decrease in our net foreign currency exchange gains and other effects, including a Ps.12.3 billion impairment at ClaroVTR, in 2023.

Our effective corporate income tax rate as a percentage of profit before income tax was 29.9% for 2023, compared to 34.3% for 2022. This rate differed from the applicable rate of 30.0% under Mexican law and changed year over year mainly due to the tax effects of higher inflation on several of our subsidiaries, other tax benefits in Brazil and net operating losses in Brazil and in our Mexican fixed line business, which decreased our income tax expense and our effective tax rate for 2023.

Net Profit

We recorded a net profit of our continuing operations of Ps.80.8 billion for 2023, a decrease of 8.4% or Ps.7.4 billion, over 2022.

Segment Results of Operations for the Years Ended December 31, 2022 and 2023

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate, including Ecuador, Puerto Rico and El Salvador.

	Mexican pesos per foreign currency unit (average for the period) for the years ended December 31,
	2022	2023	% Change
Brazilian real	3.9045	3.5545	(9.0)
Colombian peso	0.0048	0.0041	(14.6)
Argentine peso (1)	0.1586	0.0681	(57.1)
U.S. dollar	20.1283	17.7617	(11.8)
Euro	21.2285	19.2047	(9.5)

(1)

As of December 31, 2023, the devaluation of the Argentine peso against the Mexican peso is due primarily to economic policies established by the new Argentine administration. The stated goals of the policies involve, among other things, the devaluation of the Argentine peso by more than 50 percent against the U.S. dollar.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	Year Ended December 31, 2023
	Operating Revenues			Operating Income
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	258,788	31.7%	Ps.	84,817	50.6%
Mexico Fixed		101,832	12.5		12,064	7.2
Brazil		166,710	20.4		25,618	15.3
Colombia		62,718	7.7		9,959	5.9
Southern Cone (Argentina)		18,923	2.3		515	0.3
Southern Cone (Paraguay and Uruguay)		4,006	0.5		(444)	(0.3)
Andean Region		52,992	6.5		10,639	6.3
Central America (1)		44,064	5.4		6,956	4.1
Caribbean		38,268	4.7		7,723	4.6
Europe		100,836	12.4		15,752	9.4
Eliminations		(33,124)	(4.1)		(5,815)	(3.4)

Total	Ps.	816,013	100.0%	Ps.	167,784	100.0%

	Year Ended December 31, 2022
	Operating Revenues			Operating Income
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	245,899	29.1%	Ps.	76,709	44.9%
Mexico Fixed		99,985	11.8		16,172	9.5
Brazil		170,880	20.2		26,666	15.6
Colombia		71,300	8.4		14,171	8.3
Southern Cone (Argentina)		34,517	4.1		2,571	1.5
Southern Cone (Paraguay and Uruguay)		4,521	0.5		(778)	(0.5)
Andean Region		55,498	6.6		8,262	4.8
Central America (1)		47,215	5.6		7,540	4.4
Caribbean		42,714	5.1		10,285	6.0
Europe		105,956	12.5		16,156	9.5
Eliminations		(33,984)	(3.9)		(6,883)	(4.0)

Total	Ps.	844,501	100.0%	Ps.	170,871	100.0%

(1)	Excludes Claro Panama

Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the years ended December 31, 2023 and 2022. In the year-to-year comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues), calculated based on the segment financial information presented in Note 23 to our 2022 audited consolidated financial statements, which are prepared in accordance with IFRS.

Each reportable segment excludes all income, cost and expense incurred between subsidiaries within the reportable segment. The Mexico Wireless segment includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. For comparison purposes, we also include figures, for the Southern Cone segment only, in constant Argentine peso terms (i.e., adjusted for inflation and currency devaluation in accordance with IAS 29).

Mexico Wireless

The number of prepaid wireless subscriptions for 2023 increased by 0.9% over 2022, and the number of postpaid wireless subscriptions increased by 2.4%, resulting in an increase in the total number of wireless subscriptions in Mexico of 1.2%, or 983 thousand, to approximately 83.8 million as of December 31, 2023.

Segment operating revenues for 2023 increased by 5.2% over 2022. Adjusted segment operating revenues for 2023 increased by 5.9% over 2022. This increase in segment operating revenues principally reflects an increase in mobile services in prepaid and postpaid plans.

Segment operating income for 2023 increased by 10.6% over 2022. Adjusted segment operating income for 2023 increased by 7.7% over 2022.

Segment operating margin was 32.8% in 2023, as compared to 31.2% in 2022. Adjusted segment operating margin was 40.9% in 2023, as compared to 40.3% in 2022. This slight increase in segment operating margin for 2023 principally reflects the effects of our cost savings program, partially offset by increases in costs associated with maintenance, customer care and adjustments in wages and salaries.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2023 decreased by 1.1% over 2022, and the number of broadband RGUs in Mexico increased by 4.6%, resulting in an increase in total fixed RGUs in Mexico of 1.7% over 2022, or 347 thousand, to approximately 21.2 million as of December 31, 2023.

Segment operating revenues for 2023 increased by 1.8% over 2022. Adjusted segment operating revenues for 2023 increased by 2.1% over 2022. This increase in segment operating revenues principally reflects a stable increase in broadband by 7.2% and corporate network services by 11.3%, which was partially offset by a continued decrease in fixed voice revenues by 1.9% and long distance services by 13.8%.

Segment operating income for 2023 decreased by 25.4% over 2022. Adjusted segment operating income for 2023 decreased by 102.6% over 2022. This decrease principally reflects increases in network maintenance costs, technical expenses and the contractual salary of our employees.

Segment operating margin was 11.8% in 2023, as compared to 16.2% in 2022. Adjusted segment operating margin was (0.1)% in 2023, as compared to 5.4% in 2022. The decrease in segment operating margin for 2023 principally reflects a decrease in revenues from voice services and an increase in network maintenance costs and technical expenses.

Brazil

The number of prepaid wireless subscriptions for 2023 decreased by 2.3 % over 2022, and the number of postpaid wireless subscriptions increased by 9.7%, resulting in an increase in the total number of wireless subscriptions in Brazil of 4.4%, or 3.7 million, to approximately 87.0 million as of December 31, 2023. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for 2023 decreased by 8.3% over 2022, the number of broadband RGUs increased by 2.2%, and the number of Pay TV RGUs decreased by 9.5%, resulting in a decrease in total fixed RGUs in Brazil of 4.3%, or 1.0 million, to approximately 23.1 million as of December 31, 2023. The number of Pay TV RGUs for 2023 and 2022 has been adjusted to the criteria by which we report to the local regulator.

Segment operating revenues for 2023 decreased by 2.4% over 2022. Adjusted segment operating revenues for 2023 increased by 7.4% over 2022. This increase in adjusted segment operating revenues principally reflects stronger performance in prepaid, postpaid and broadband services, partially offset by fixed voice and Pay TV.

Segment operating income for 2023 decreased by 3.9% over 2022. Adjusted segment operating income for 2023 increased by 8.1% over 2022.

Segment operating margin was 15.4% in 2023, as compared to 15.6% in 2022. Adjusted segment operating margin was 14.6% in 2023, as compared to 14.5% in 2022. This slight increase in adjusted segment operating margin for 2023 principally reflects the effects of our cost savings program, partially offset by an increase in wages and salaries, maintenance and leases.

Colombia

The number of prepaid wireless subscriptions for 2023 increased by 4.2% over 2022, and the number of postpaid wireless subscriptions increased by 5.4%, resulting in an increase in the total number of wireless subscriptions in Colombia of 4.5%, or 1.7 million, to approximately 39.2 million as of December 31, 2023. The number of fixed voice RGUs for 2023 increased by 4.5% over 2022, the number of broadband RGUs increased by 1.4% and the number of Pay TV RGUs increased by 0.5%, resulting in an increase in total fixed RGUs in Colombia of 2.1%, or 192 thousand, to approximately 9.4 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 12.0% over 2022. Adjusted segment operating revenues for 2023 increased by 2.0% over 2022. This decrease in adjusted segment operating revenues principally reflects foreign currency exchange losses. During 2023, there was an increase in service and equipment revenues in Colombian pesos, however, upon conversion into Mexican pesos, the devaluation of the Colombian peso resulted in decreased segment operating revenues over 2022.

Segment operating income for 2023 decreased by 29.7% over 2022. Adjusted segment operating income for 2023 decreased by 13.8% over 2022.

Segment operating margin was 15.9% in 2023, as compared to 19.9% in 2022. Adjusted segment operating margin was 20.8% in 2023, as compared to 24.6% in 2022. This decrease is due to the impact of exchange rate fluctuations on U.S dollar-denominated costs such as content and network maintenance, and expenses linked to inflation, such as electric energy costs.

Southern Cone

Argentina

The number of prepaid wireless subscriptions for 2023 increased by 5.2% over 2022, and the number of postpaid wireless subscriptions increased by 3.2%, resulting in an increase in the total number of wireless subscriptions in Argentina of 4.4% or 1.1 million, to approximately 25.0 million as of December 31, 2023. The number of fixed voice RGUs for 2023 increased by 23.3% over 2022, the number of broadband RGUs increased by 25.4%, and the number of Pay TV RGUs increased by 36.8%, resulting in an increase of total fixed RGUs of 26.1%, or 665 thousand, to approximately 3.2 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 8.2% over 2022. Adjusted segment operating revenues for 2023 decreased by 8.2% over 2022. This decrease in adjusted segment operating revenues is attributable to decreases in mobile service revenue, offset by increases in fixed line platform (broadband and PayTV). Segment operating income for 2023 decreased by 38.6% over 2022. Adjusted segment operating income for 2023 decreased by 5.9% over 2022.

Segment operating margin was 8.5% for 2023, as compared to 12.7% in 2022. Adjusted segment operating margin was 32.9% in 2023, as compared to 32.1% in 2022. This increase in adjusted operating margin principally reflects an increase in fixed line platform (broadband and PayTV), which was offset by decreases in equipment revenue and mobile services.

Paraguay and Uruguay

In Paraguay and Uruguay, the number of prepaid wireless subscriptions for 2023 decreased by 5.3% over 2022, and the number of postpaid wireless subscriptions increased by 18.1%, resulting in an increase in the total number of wireless subscriptions in Paraguay and Uruguay of 2.5%, or 76 thousand, to approximately 3.1 million as of December 31, 2023. In Paraguay and Uruguay, the number of broadband RGUs increased by 39.9% and the number of Pay TV RGUs decreased by 8.3%, resulting in an increase in total fixed RGUs of 5.8%, or 18 thousand, to approximately 337 thousand as of December 31, 2023.

Segment operating revenues for 2023 decreased by 11.4% over 2022. Adjusted segment operating revenues for 2023 increased by 1.8% over 2022. This increase in adjusted segment operating revenues principally reflects increases in postpaid and broadband revenues, partially offset by decreases in PayTV revenues in Paraguay and prepaid mobile revenues in Uruguay.

Segment operating income for 2023 increased by 42.9% over 2022. Adjusted segment operating income for 2023 increased by 47.3% over 2022.

Segment operating margin was (11.1)% in 2023, as compared to (17.2)% in 2022. Adjusted segment operating margin was (1.2)% in 2023, as compared to (2.3)% in 2022. This improvement in segment operating margin for 2023 principally reflects increases in postpaid and broadband revenues, partially offset by decreases in prepaid and Pay TV revenues in Paraguay and decreases in prepaid revenues in Uruguay.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscriptions for 2023 increased by 1.1% over 2022, and the number of postpaid wireless subscriptions increased by 5.4%, resulting in an increase in the total number of wireless subscriptions in our Andean Region segment of 2.7%, or 570 thousand, to approximately 21.9 million as of December 31, 2023. The number of fixed voice RGUs for 2023 decreased by 13.7% over 2022, the number of broadband RGUs increased by 1.3% and the number of Pay TV RGUs decreased by 6.3%, resulting in a decrease in total fixed RGUs in our Andean Region segment of 5.2%, or 136 thousand, to approximately 2.5 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 4.5% over 2022. Adjusted segment operating revenues for 2023 increased by 6.5% over 2022. This increase in adjusted segment operating revenues principally reflects increases in revenues in both Peru and Ecuador. In Peru, the increase in revenues reflects higher revenues from postpaid wireless, broadband, corporate networks and Pay TV services, partially offset by a decrease in fixed voice revenues. In Ecuador, the increase in revenues reflects higher revenues from postpaid, broadband and corporate services, partially offset by a decrease in prepaid and fixed voice revenues.

Segment operating income for 2023 increased by 28.8% over 2022. Adjusted segment operating income for 2023 increased by 36.8% over 2022. This increase principally reflects an increase in operating income of 12.1% in Ecuador and an increase in operating income of 62.2% in Peru.

Segment operating margin was 20.1% in 2023, as compared to 14.9% in 2022. Adjusted segment operating margin was 25.2% in 2023, as compared to 19.6% in 2022. This increase in the segment operating margin for 2023 principally reflects the effects of our cost savings program, partially offset by increases in electric energy, maintenance and administration costs.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscriptions for 2023 increased by 2.6% over 2022, and the number of postpaid wireless subscriptions increased by 9.0%, resulting in an increase in the total number of wireless subscriptions in our Central America segment of 3.6%, or 600 thousand, to approximately 17.3 million as of December 31, 2023. The number of fixed voice RGUs for 2023 increased by 3.6% over 2022, the number of broadband RGUs increased by 8.4%, and the number of Pay TV RGUs increased by 8.6%, resulting in an increase in total fixed RGUs in our Central America segment of 6.5%, or 300 thousand, to approximately 4.9 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 6.7% over 2022. Adjusted segment operating revenues for 2023 increased by 5.8% over 2022.

Segment operating income for 2023 decreased by 7.7% over 2022. Adjusted segment operating income for 2023 increased by 5.8% over 2022. This increase in adjusted segment operating income for 2023 principally reflects increases in all service revenues other than fixed voice.

Segment operating margin was 15.8% in 2023, as compared to 16.0% in 2022. Adjusted segment operating margin was 19.9% in 2023, the same as in 2022. The variation in our segment operating margin for 2023 principally reflects slight increases in infrastructure leasing, maintenance and commercial expenses.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscriptions for 2023 increased by 3.5% over 2022, and the number of postpaid wireless subscriptions increased by 3.0%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 3.4%, or 250 thousand, to approximately 7.6 million as of December 31, 2023. The number of fixed voice RGUs for 2023 decreased by 0.6% over 2022, the number of broadband RGUs increased by 2.8% and the number of Pay TV RGUs decreased by 1.8%, resulting in a slight increase in total fixed RGUs of 0.5%, or 13 thousand, to approximately 2.8 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 10.4% over 2022. Adjusted segment operating revenues for 2023 increased by 2.6% over 2022. This increase in adjusted segment operating revenues principally reflects an increase in postpaid, broadband and corporate networks in Puerto Rico and the Dominican Republic, which was partially offset by decreases in prepaid revenues in the Dominican Republic and in fixed voice and Pay TV revenues in the Dominican Republic and Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income and segment operating margin for 2023 decreased by 24.9% and 3.9%, respectively, over 2022. Adjusted segment operating income and adjusted segment operating margin for 2023 decreased by 11.1% and 3.2%, respectively, over 2022. These decreases in segment operating income and margin for 2023 principally reflect an operating income decrease of 169.5% in Puerto Rico due to an extraordinary adjustment in employee health benefit plans in 2022 and an increase in depreciation and amortization in 2023, partially offset by an operating income increase of 17.3% in the Dominican Republic due to the effects of our cost savings program.

Europe

The number of prepaid wireless subscriptions for 2023 decreased by 2.3% over 2022, and the number of postpaid wireless subscriptions increased by 7.1%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 5.6%, or 1.3 million, to approximately 25.2 million as of December 31, 2023. The number of fixed voice RGUs for 2023 decreased by 4.4% over 2022, the number of broadband RGUs increased by 2.1% and the number of Pay TV RGUs increased by 4.8%, resulting in an increase in total fixed RGUs in our Europe segment of 1.1%, or 67 thousand, to approximately 6.3 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 4.8% over 2022. Adjusted segment operating revenues for 2023 increased by 5.0% over 2022. This increase in adjusted segment operating revenues principally reflects increases in all service revenues other than fixed voice.

Segment operating income for 2023 decreased by 2.5% over 2022. Adjusted segment operating income for 2023 increased by 7.7% over 2022. Segment operating margin was 15.6% in 2023 as compared to 15.2% in 2022. Adjusted segment operating margin was 15.7% in 2023, as compared to 15.3% in 2022. This increase in adjusted segment operating margin principally reflects the effects of our cost savings program and improved performance in all countries in our Europe segment, partially offset by increases in network maintenance and electric energy costs.

Liquidity and Capital Resources

Our management defines net debt as total debt (defined as short- and long-term debt) minus (i) cash and cash equivalents, (ii) equity investments at fair value through other comprehensive income (“OCI”) and other short-term investments and (iii) debt instruments at fair value through OCI. As of December 31, 2023, we had net debt of Ps.385.4 billion, compared to net debt of Ps.381.5 billion as of December 31, 2022. At December 31, 2023, we had total debt of Ps.500.7 billion, cash and cash equivalents of Ps.26.6 billion, equity investments at fair value through OCI and other short-term investments of Ps.73.8 billion and Ps.14.9 billion in debt instruments at fair value through OCI.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 71.5% of our indebtedness at December 31, 2023 was denominated in currencies other than Mexican pesos (approximately 40.1% of such non-Mexican peso debt was denominated in U.S. dollars and 59.9% in other currencies), and approximately 19.5% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria AG, approximately 58.1% of our net debt as of December 31, 2023 was denominated in Mexican pesos.

As of December 31, 2023, we had approximately Ps.186.5 billion in debt and contractual obligations due in 2024, including approximately Ps.161.0 billion of principal amortizations, Ps.24.4 billion in short-term lease debt, and Ps.1.1 billion in purchase obligations.

As of December 31, 2023, we had approximately Ps.118.1 billion in debt and contractual obligations due between 2025 and 2027, including approximately Ps.58.6 billion of principal amortizations, Ps.39.8 billion in long-term lease debt, and Ps.19.7 billion in purchase obligations. As of the same date we had approximately Ps.102.6 billion in debt and contractual obligations due between 2028 and 2029, including approximately Ps.57.7 billion of principal and amortization, Ps.28.6 billion in long-term lease debt, and Ps.16.3 billion in purchase obligations. As of the same date, we had approximately Ps.283.5 billion in debt and contractual obligations due after 2029, including approximately Ps.223.4 billion of principal amortizations, Ps.32.4 billion in long-term lease debt, and Ps.27.7 billion in purchase obligations.

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of December 31, 2023, the net fair value of our derivatives and other financial items was a net liability of Ps.16.5 billion.

During 2023, we used approximately Ps.156.3 billion to fund capital expenditures which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during 2023, we spent Ps.14.3 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer